UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of August 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 9th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 7 2004

Item 3. Press Release

August 7 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific Receives US$1,437,500 from Warrant Proceeds

Wellington, New Zealand – August 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announced today that during the last two weeks, shareholders of the Company have exercised 1,250,000 previously issued share purchase warrants amounting to US$1,437,500, exercisable at US$1.15 per share for an aggregate issuance of 1,250,000 common shares, resulting in total issued and outstanding share capital upon completion of 14,115,947.

Item 5. Full Description of Material Change

Austral Pacific Receives US$1,437,500 from Warrant Proceeds

Wellington, New Zealand – August 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announced today that during the last two weeks, shareholders of the Company have exercised 1,250,000 previously issued share purchase warrants amounting to US$1,437,500, exercisable at US$1.15 per share for an aggregate issuance of 1,250,000 common shares, resulting in total issued and outstanding share capital upon completion of 14,115,947.

As a consequence of the exercise of certain of these warrants, two shareholders are required under securities legislation to disclose their acquisitions under the current reporting thresholds. Mr. Alex Guidi of Vancouver, B.C. acquired 512,000 shares of the Company, which with his existing shareholdings brings his total shareholdings of the Company to 1,735,315 shares (12.29%). Mr. Peter Loretto of Richmond, B.C. acquired 336,000 shares of the Company and Trans-Orient Petroleum Ltd., a company whose principal shareholder is Mr. Loretto, acquired 175,000 shares of the Company for a total combined share position of 1,900,395 (13.46%). Mr. Guidi and Mr. Loretto have advised the Company that the shares have been acquired for investment purposes.

Testing operations have now been curtailed at Cheal-A3X; and the well is to be reconfigured for long term production. A new wellhead will be installed, and the production tubing is to be fitted out for gas lift and jet pump production options, in order to optimize flow of the waxy Cheal crude oil. A rig will be mobilized onto the site to complete this work in a few weeks time, and will likely also drill a Cheal-4 well from the same site at that time. Sufficient 4 ½” pipeline to link Cheal to gas processing infrastructure will be shipped to New Zealand in the coming weeks.

Following approval by the permit participants at a meeting earlier this week, Cardiff-2 site excavation and preparation is to commence next week.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 7 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific Receives US$1,437,500 from Warrant Proceeds

Wellington, New Zealand – August 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announced today that during the last two weeks, shareholders of the Company have exercised 1,250,000 previously issued share purchase warrants amounting to US$1,437,500, exercisable at US$1.15 per share for an aggregate issuance of 1,250,000 common shares, resulting in total issued and outstanding share capital upon completion of 14,115,947.

As a consequence of the exercise of certain of these warrants, two shareholders are required under securities legislation to disclose their acquisitions under the current reporting thresholds. Mr. Alex Guidi of Vancouver, B.C. acquired 512,000 shares of the Company, which with his existing shareholdings brings his total shareholdings of the Company to 1,735,315 shares (12.29%). Mr. Peter Loretto of Richmond, B.C. acquired 336,000 shares of the Company and Trans-Orient Petroleum Ltd., a company whose principal shareholder is Mr. Loretto, acquired 175,000 shares of the Company for a total combined share position of 1,900,395 (13.46%). Mr. Guidi and Mr. Loretto have advised the Company that the shares have been acquired for investment purposes.

Testing operations have now been curtailed at Cheal-A3X; and the well is to be reconfigured for long term production. A new wellhead will be installed, and the production tubing is to be fitted out for gas lift and jet pump production options, in order to optimize flow of the waxy Cheal crude oil. A rig will be mobilized onto the site to complete this work in a few weeks time, and will likely also drill a Cheal-4 well from the same site at that time. Sufficient 4 ½” pipeline to link Cheal to gas processing infrastructure will be shipped to New Zealand in the coming weeks.

Following approval by the permit participants at a meeting earlier this week, Cardiff-2 site excavation and preparation is to commence next week.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

REPORT MADE PURSUANT TO SECTION 111

OF THE BRITISH COLUMBIA SECURITIES ACT

  Name and Address of Offeror:

Alex Guidi, 1408-1050 Burrard Street, Vancouver B.C. V6Z 2S3.

2. Name and Address of the Target Company:

Austral Pacific Energy Ltd., 284 Karori Road, PO Box 17258, Wellington, New Zealand

3. Number of securities of the Target Company that were acquired by the Offeror:

Alex Guidi acquired ownership of 512,000 common shares (equal to 3.63% of the outstanding shares of the Target Company) at a price of US$1.15 per share, for total proceeds of US$588,800 through the exercise of share purchase warrants dated September 6, 2002.

4. Beneficial ownership of, and the control or direction over, any of the securities of the Target Company by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition:

Alex Guidi beneficially owns or exercises control or direction over, 1,735,315 common shares (equal to 12.29% of the outstanding common shares of the company).

5. Name of the market in which the transaction took place:

Not applicable

6. The purpose of the Offeror, and of all persons acting jointly or in concert with the Offeror, in making the acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror, to increase the beneficial ownership of, or control or direction over, any of the securities of the Target Company:

Investment purposes. The Offeror may acquire additional securities in the market or otherwise, for investment purposes.

7. Names of all persons acting jointly or in concert with the Offeror in connection with the securities of the Target Company:

Alex Guidi is acquiring these shares without the involvement of any other purchaser.

DATED this 6th day of August, 2004.

“Alex Guidi”

____________________________________

Alex Guidi

REPORT MADE PURSUANT TO SECTION 111

OF THE BRITISH COLUMBIA SECURITIES ACT

  Name and Address of Offeror(s):

Peter Loretto, 3508 Granville Avenue, Richmond B.C. V6C 1C9.

Trans-Orient Petroleum Ltd., 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3.

2. Name and Address of the Target Company:

Austral Pacific Energy Ltd., 284 Karori Road, PO Box 17258, Wellington, New Zealand

3. Number of securities of the Target Company that were acquired by the Offeror(s):

Peter Loretto acquired ownership of 336,000 common shares (equal to 2.38% of the outstanding shares of the Target Company) at a price of US$1.15 per share, for total consideration of US$386,400, through the exercise of share purchase warrants dated September 6, 2002.

Peter Loretto also acquired, through his control of Trans-Orient, 175,000 common shares (equal to 1.24% of the outstanding shares of the Target Company) at a price of US$1.15 per share, for total consideration of US$201,250, through the exercise of share purchase warrants dated September 6, 2002.

4. Beneficial ownership of, and the control or direction over, any of the securities of the Target Company by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition:

Peter Loretto beneficially owns or exercises control or direction over, 1,900,395 common shares (equal to 13.46% of the outstanding common shares of the company) and warrants to purchase 1,219,595 shares (equal to 7.95% of the common shares of the company on a diluted basis). Of these 954,145 common shares and 1,219,595 warrants are held by Trans-Orient.

5. Name of the market in which the transaction took place:

Not applicable

6. The purpose of the Offeror, and of all persons acting jointly or in concert with the Offeror, in making the acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror, to increase the beneficial ownership of, or control or direction over, any of the securities of the Target Company:

Investment purposes. The Offeror may acquire additional securities in the market or otherwise, for investment purposes.

7. Names of all persons acting jointly or in concert with the Offeror in connection with the securities of the Target Company:

Peter Loretto is the controlling shareholder of Trans-Orient and, accordingly, Trans-Orient is deemed to be acting jointly or in concert with Peter Loretto.

DATED this 6th day of August, 2004.

“Peter Loretto”

____________________________________

Peter Loretto